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SEC FILE NUMBER
8-16712

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
JAN 08 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vanderbilt Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

125 Froehlich Farm Blvd
(No. and Street)

Woodbury	NY	11797
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Megan Plapp	631-845-5100	mplapp@vanderbiltsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

PO Box 114	Ladenberg	PA	19350-0014
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A. Distante, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vanderbilt Securities, LLC, as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lynette Weis
NOTARY PUBLIC, State of New York
Registration No. 01WE6412207
Qualified In SUFFOLK COUNTY
Commission Expires Dec. 21, 2028

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vanderbilt Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vanderbilt Securities, LLC, as of September 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition present fairly, in all material respects, the financial position of Vanderbilt Securities, LLC as of September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Vanderbilt Securities, LLC's management. Our responsibility is to express an opinion on Vanderbilt Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vanderbilt Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RW Group, CPAs

We have served as Vanderbilt Securities, LLC's auditor since 2015.
Landenberg, Pennsylvania
December 30, 2024

Vanderbilt Securities, LLC
Statement of Financial Condition
For the Year Ended September 30, 2024

Assets	
Cash and cash equivalents	$ 1,129,388
Commissions receivable	1,838,449
Prepaid expenses	262,416
Total current assets	3,230,253
Due from related party	657,966
Goodwill	150,000
Total assets	**$ 4,038,219**
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,947,065
Due to Related Party	-
Corp Tax Payable	-
Total current liabilities	1,947,065
Stockholders' equity	
Members' equity	2,091,154
Total liabilities and member's equity	**$ 4,038,219**

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

Organization and Nature of Business

Vanderbilt Securities, LLC, (a limited liability company), (the "Company"), operates in New York as an introducing securities broker-dealer in which securities transaction orders for customers are placed through a clearing agent (National Financial Services, LLC) on a fully disclosed basis. The Company does not hold securities on behalf of customers and the firm did not maintain margin accounts at the year end.

The Company operates under the provision of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company also operates under the provisions of Footnote 74 of the SEC Release No. 34-70073. The Company does not directly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3).

Summary of Significant Accounting Policies:

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
On October 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contract with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective October 1, 2018, without revising prior periods), which had no impact on the Company's opening retained earnings.

Brokerage Commissions:
The Company buys and sells securities on behalf of its customers and clears the transactions through National Financial Services, LLC. The revenue from these transactions is earned based on the trade date of the transaction and recorded in the month in which the revenue is earned.

Distribution Fees:
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. Any fixed monthly amounts are recognized in the month that the transactions have taken place. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, the Company recognizes the income when it is received monthly. For variable quarterly payments, prior quarter estimates are used and the income is recorded monthly. Once the actual payment is received, an adjusting journal entry is made to adjust the estimates to actuals.

Cash, Cash Equivalents, and Restricted Cash
For the purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker. The restricted cash is a required deposit with the Company's clearing firm, National Financial Services, LLC.

Cash and Cash Equivalents	$1,054,388
Restricted Cash	$75,000
Total Cash, Cash Equivalents, & Restricted Cash	$1,129,388

Allowance for Doubtful Accounts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2024.

Commissions Receivable and Payable
Commissions receivables consist of amounts due from the sale of securities. The commission is due within thirty (30) days.

Income Taxes
The Company has elected to be treated as a "C" Corporation pursuant to the "Internal Revenue Code" and the New York State Revenue Code.

Intangible Asset
In connection with the acquisition of Vanderbilt Financial Group, the Company has subsumed into goodwill all intangible assets acquired in the transaction. The company paid $75,000 for the purchase of the business and $75,000 for the purchase of the company name. The assets have indefinite lives and therefore are not amortized.

Subsequent Events
Management has evaluated events through November 25, 2024, the date on which the financial statements were available to be issued.

Related Party Transactions:

The Company has a contractual arrangement with another corporation, which is wholly owned by the officer/sole stockholder of the Company. The Company pays the other corporation for leasing office space, leasing and purchasing office equipment and furnishings, administrative personnel and other general and overhead expenses. Administrative fees charged under this arrangement were $6,855,000 for the year ended September 30, 2024. These Administrative fees charged include rent expense incurred for the year ended September 30, 2024, of $854,657.

The Company has a receivable due from a Related Party. The Related Party is an RIA, PFG Investments Inc. d/b/a Vanderbilt Advisory Services. Such amounts are reimbursed as practicable.

Net Capital Requirements:

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" rules, the Company is required to maintain a minimum of $50,000 or $129,804 (1/15 (6 2/3%) of aggregate indebtedness) whichever is greater. On September 30, 2024, the Company had net capital of approximately $1,015,897 which was $886,093 more than the $129,804 required to be maintained at that date. The Company's net capital ratio was 1.92 to 1.

The Company has during the past year been in compliance with the requirements of Rule 15c3-1.

Business Transactions:

In the normal course of business, the Company executes, as agent, transactions for the benefit of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Concentrations and Credit Risk:

The Company places its cash with high quality financial institutions. At times, such amounts may be in excess of the FDIC insurance limits.

The Company uses a single clearing broker to process all its transactions and maintain all its accounts. There are other clearing brokers available for the Company's use.

Commitments and Contingencies:

Litigation

The company is involved in various claims, suits, investigations and legal proceedings that arise from time to time in the ordinary course of its business. As required by FASB ASC 450, Accounting for Contingencies, the Company accrues a liability when it believes it is both probable that a liability has been incurred and it can reasonably estimate the amount of the loss.

As of September 30, 2024, the Company is subject to an arbitration with FINRA arising from a client complaint. As of this time, it is not possible to determine the likelihood of an outcome in this matter. The complaint is going to FINRA arbitration from January 27, 2025, to January 31, 2025.

Provision for Income Taxes:

The income tax provision for income from operations on September 30, 2024, consist of:

Federal:	$122,944
State and Local:	$55,062
	$178,006

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vanderbilt Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vanderbilt Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to activities exclusively to effecting private placement securities transactions via subscriptions on a subscription wat basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended September 30, 2024 without exception.

Vanderbilt Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vanderbilt Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RW Group, CPAs

Landenberg, Pennsylvania
December 30, 2024

P.O. Box 114 • Landenberg • Pennsylvania • 19350-0114
Phone: 610-713-8208 • www.rwgroupllc.com